Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268801

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated March 1, 2023)

23,517,773 Shares of Common Stock

Up to 2,992,045 Shares of Common Stock Issuable Upon Exercise of the Warrants

Up to 2,992,045 Warrants

This prospectus supplement supplements the prospectus dated March 1, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-268801). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Items 1.01, 3.02 and 5.02, and the related exhibits to such items from our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2023. Accordingly, we have attached the information contained in Items 1.01, 3.02 and 5.02, and the related exhibits to such items in this prospectus supplement.

This Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”) of (i) up to 23,517,773 shares of our common stock, par value $0.0001 per share (“Common Stock”), including, up to 4,000,000 shares of Common Stock that may be resold by White Lion Capital, LLC, a Delaware limited liability company (“White Lion”) following issuance by us to White Lion pursuant to a Common Stock Purchase Agreement, dated November 3, 2022 (the “White Lion Purchase Agreement”), and (ii) up to 2,992,045 warrants consisting of 2,500,000 private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering (the “IPO”) of Ignyte (as defined below) and 492,045 warrants (the “PIPE Warrants” and together with the Private Placement Warrants, the “Private Warrants”) issued in connection with the PIPE Financing (as defined below).

On November 1, 2022 (the “Closing Date”), Peak Bio, Inc., a Delaware corporation (the “Company”) (formerly known as Ignyte Acquisition Corp.) (“Ignyte”) consummated the previously announced business combination (the “Closing”) pursuant to that certain Business Combination Agreement, dated April 28, 2022 (the “Business Combination Agreement”), by and among Ignyte, Ignyte Korea Co., Ltd., a corporation organized under the laws of the Republic of Korea (“Korean Sub”) and Peak Bio Co., Ltd., a corporation organized under the laws of the Republic of Korea (“Peak Bio Co., Ltd.”).

Pursuant to the terms of the Business Combination Agreement, a business combination between Ignyte and Co., Ltd. was effected on November 1, 2022 in which the (i) stockholders of Peak Bio Co. transferred their respective shares of common stock of Peak Bio Co., Ltd., par value KRW 500 per share (the “Target Common Stock”), to Korean Sub in exchange for shares of Common Stock of the Company held by Korean Sub, and (ii) in the course of such share swap, Korean Sub distributed the shares of Target Common Stock to the Company in consideration of the Company’s Common Stock (which was in-turn delivered to the stockholders of Peak Bio Co., Ltd. as described in (i) above ((i) and (ii), collectively, the “Share Swap”, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). Upon consummation of the Share Swap, Peak Bio Co., Ltd. became a direct wholly-owned subsidiary of Ignyte. Upon consummation of the Business Combination, the Company was renamed Peak Bio, Inc. In connection with the consummation of the Business Combination and pursuant to the terms and conditions of the Business Combination Agreement, the Company issued 17,295,044 shares of Common Stock to stockholders of Peak Bio Co., Ltd. (the “Target Consideration Shares”) as part of the Aggregate Closing Consideration (as defined in the Business Combination Agreement).

On the Closing Date, a purchaser (the “Original Subscriber”) purchased from the Company an aggregate of 50,000 shares of Ignyte Common Stock (the “Original PIPE Shares”) at a purchase price of $10.00 per share for an aggregate purchase price of $500,000, pursuant to a subscription agreement entered into effective as of April 28, 2022 (the “Original Subscription Agreement”).

On the Closing Date, a number of additional purchasers (each, a “New Subscriber”) purchased from the Company an aggregate of (i) 302,500 shares of Common Stock (the “New PIPE Shares”) and (ii) 281,325 warrants (the “PIPE Financing Warrants”) to purchase shares of Common Stock, at an exercise price of $0.01 per share, for a purchase price of $10.00 per share and an aggregate purchase price of $3,025,000, pursuant to separate subscription agreements that became effective as of October 31, 2022 (each a “New Subscription Agreement”). The PIPE Financing Warrants are on terms substantially the same as the outstanding warrants that were included in the units issued in Ignyte’s IPO, except that the PIPE Financing Warrants are not redeemable, and are exercisable for one year.

On the Closing Date, a number of Peak Bio’s lenders (each, a “Bridge Loan PIPE Subscriber” and together with the Original Subscriber and the New Subscribers, the “Subscribers”) purchased from the Company an aggregate of (i) 176,579 shares of Common Stock (the “Bridge Loan PIPE Shares”) and (ii) 164,220 warrants (the “Bridge Loan PIPE Financing Warrants”) to purchase shares of Common Stock, at an exercise price of $0.01 per share, in consideration for their agreement to cancel an aggregate principal amount of $1,750,000 and the interest accrued thereon in promissory notes evidencing the loans such lenders had extended to Peak Bio between July and September 2022, pursuant to separate subscription agreements entered into effective as of October 31, 2022 (each a “Bridge Loan PIPE Subscription Agreement”). The Bridge Loan PIPE Financing Warrants are on terms substantially the same as the outstanding warrants that were included in the units issued in Ignyte’s IPO, except that the Bridge Loan PIPE Financing Warrants are not redeemable, and are exercisable for one year.

On December 30, 2022, an additional purchaser (a “Subsequent New Subscriber”) purchased from the Company an aggregate of (i) 50,000 shares of Common Stock (the “Subsequent New PIPE Shares” and together with the Original PIPE Shares, the New PIPE Shares, and the Bridge Loan PIPE Shares, the “PIPE Shares”) and (ii) 46,500 warrants (the “Subsequent PIPE Financing Warrants” and together with the PIPE Financing Warrants and the Bridge Loan PIPE Financing Warrants, the “PIPE Warrants”) to purchase shares of Common Stock, at an exercise price of $0.01 per share, for a purchase price of $10.00 per share and an aggregate purchase price of $500,000, pursuant to a subscription agreement entered into effective as of December 29, 2022 (the “Subsequent New Subscription Agreement” and together with the Original Subscription Agreement, the New Subscription Agreements, and the Bridge Loan PIPE Subscription Agreements, the “Subscription Agreements”). The transactions contemplated by the Subscriptions Agreements are referred to herein as the “PIPE Financing.” The Subsequent PIPE Financing Warrants are on terms substantially the same as the outstanding warrants that were included in the units issued in Ignyte’s IPO, except that the new warrants are not redeemable, and the warrants shall be exercisable for one year.

On the Closing Date, Ignyte entered into payment agreements (the “Payment Agreements”) with each of (i) the Sponsor and (ii) Ingalls & Snyder, LLC (“Ingalls”). The Payment Agreements provided that Ignyte, at the closing of the Business Combination, would issue shares of Common Stock to each of the Sponsor and Ingalls, as consideration for (i) the working capital loans extended to Ignyte by the Sponsor and (ii) the marketing and consulting services provided to Ignyte by Ingalls. Therefore, the Company issued (i) 77,200 shares of Common Stock to the Sponsor in lieu of repayment of $400,000 in working capital loans and (ii) 28,950 shares of Common Stock to Ingalls in lieu of the $150,000 fee owed by Ignyte.

The shares of Common Stock and the shares of Common Stock issuable upon exercise of the Private Warrants held by the Selling Securityholders (including White Lion), when sold, will be offered and sold by the Selling Securityholders (including White Lion) at a fixed price per share of $1.30, until our Common Stock is quoted on a national securities exchange, the OTC Markets’ “OTCQB” or “OTCQX” tiers, and thereafter the shares of Common Stock and the shares of Common Stock that are issuable upon exercise the Private Warrants may be sold publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Common Stock or Warrants (as defined in the Prospectus) by the Selling Securityholders pursuant to this Prospectus and this prospectus supplement, however, we will receive proceeds from our sale of shares of Common Stock to White Lion and exercise of the Warrants, when applicable.

Our Common Stock is currently listed on the “Pink” tier of the OTC Markets Group, Inc. under the symbol “PKBO.” On March 16, 2023, the closing price of our Common Stock was $1.00.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 13 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 17, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 13, 2023

Peak Bio, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39951	85-2448157
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3350 W. Bayshore Rd., Suite 100

Palo Alto, CA 94303

(Address of principal executive offices, including zip code)

(650) 549-9103

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common stock, par value $0.0001 per share	PKBO	OTC Pink

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

As previously disclosed, on November 3, 2022, Peak Bio, Inc., a Delaware corporation (the “Company”) entered into a common stock purchase agreement (as amended, the “Common Stock Purchase Agreement”) with White Lion Capital, LLC, a Nevada limited liability company (“White Lion”). Pursuant to the Common Stock Purchase Agreement, the Company has the right, but not the obligation to require White Lion to purchase, from time to time, up to $100,000,000 in aggregate gross purchase price of newly issued shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), subject to certain limitations and conditions set forth in the Common Stock Purchase Agreement.

On March 13, 2023 (the “Effective Date”) the Company and White Lion entered into an amendment to the Common Stock Purchase Agreement (the “Amendment”) pursuant to which the Amendment amended certain provisions of the Common Stock Purchase Agreement. These amendments included, among other things, (i) amending the definition of “Eligible Market” in the Common Stock Purchase Agreement to provide the Company with the right, during the Commitment Period (as defined in the Common Stock Purchase Agreement), to issue and sell shares of newly issued Common Stock to White Lion while the Company’s Common Stock is listed on the OTC Market; (ii) providing for (A) an applicable Percentage Limit (as defined in the Common Stock Purchase Agreement) of 200% and (B) a revised purchase price equal to either 85% or 90% (as applicable) of the lowest daily volume-weighted average price of the Company’s Common Stock to be paid by White Lion to the Company for any shares of Common Stock purchase pursuant to the terms of the Common Stock Purchase Agreement, while the Company’s Common Stock is listed on the OTC Market; (iii) requiring the Company to issue within five trading days following the Effective Date, as consideration for White Lion to enter into the Amendment, shares of Common Stock to White Lion equal to the quotient obtained by dividing (X) $250,000 and (Y) the lowest closing price of the Company’s Common Stock for the ten trading days prior to the Effective Date, minus 50,200; (iv) requiring the Company to issue shares of Common Stock to White Lion, if the Company does not issue Purchase Notices (as defined in the Common Stock Purchase Agreement) of at least $1 million in the aggregate within 180 days following the Effective Date, equal to the quotient obtained by dividing (W) $100,000 and (Z) the lowest closing price of the Company’s Common Stock of the ten trading days prior to the 180th day following the Effective Date ((iii) and (iv) collectively, the “Amendment Shares”); and (v) providing White Lion with certain registration rights with respect to the Amendment Shares.

The foregoing description of the Amendment is not complete and is subject to, and qualified in its entirety by reference to, the full text of the Amendment, which is included as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by this reference.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 14, 2023, Brad Stevens notified the Company of his resignation from the Company’s Board of Directors (the “Board”), effective immediately. Mr. Stevens’ decision to resign from the Board is solely for personal reasons and is not the result of any disagreement with the Company with respect to any matter relating to the Company’s operations, policies or practices, or any disagreements in respect of accounting principles, financial statement disclosure, or any issue impacting the Audit Committee of the Board (the committee on which he served).

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

10.1*	Amendment to Common Stock Purchase Agreement, dated as of March 13, 2023, by and between Peak Bio, Inc. and White Lion Capital LLC.

104	Cover Page Interactive Data File (formatted as Inline XBRL)

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 17, 2023

PEAK BIO, INC.

By:	/s/ Stephen LaMond
Name:	Stephen LaMond
Title:	Interim Chief Executive Officer and Chief Operating Officer

Exhibit 10.1

AMENDMENT TO COMMON STOCK PURCHASE AGREEMENT

BETWEEN PEAK BIO, INC. AND WHITE LION CAPITAL LLC

THIS AMENDMENT TO COMMON STOCK PURCHASE AGREEMENT (this “Amendment”), effective March 13, 2023 (the “Amendment Effective Date”), is by and between Peak Bio, Inc. (the “Company”) and White Lion Capital LLC (the “Investor”) and amends the Common Stock Purchase Agreement between the Company and Investor dated November 3, 2022 (the “Agreement”). All capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Agreement.

WHEREAS, the Agreement provides for Company’s right during the Commitment Period to issue and sell to the Investor newly issued Common Stock of the Company while the Common Stock is listed on an Eligible Market; and

WHEREAS, the parties desire to amend the Agreement to provide the Company with the right during the Commitment Period to issue and sell to the Investor newly issued Common Stock of the Company while the Common Stock is quoted on OTC Pink, OTC Bulletin Board, OTCQB, or OTCQX, subject to the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises, the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions.

Annex I to the Agreement is hereby amended as follows as of the Amendment Effective Date:

(a) The following new definitions are added:

“Clearing Costs” shall mean all of the Investor’s broker and Transfer Agent expenses.

“OTC Market” means the following quotation systems: OTC Pink, OTC Bulletin Board, OTCQB, or OTCQX.”

“Percentage Limit 3” shall mean 200%.

“Purchase Notice 3” means, with respect to a Purchase made pursuant to Section 3.1, an irrevocable written notice, substantially in the form Exhibit F hereto, delivered by the Company to the Investor directing the Investor to purchase Purchase Notice Shares (such specified Purchase Notice Shares subject to adjustment as set forth in Section 3.1 as necessary to give effect to the Purchase Notice Limit), at the applicable Purchase Price 3 priced over Valuation Period 3, therefor on the applicable Purchase Settlement Date for such Purchase in accordance with this Agreement.

“Purchase Price 3” means, (i) if the Common Stock is traded on OTC Pink or OTC Bulletin Board, eighty-five percent (85%) multiplied by the lowest daily VWAP that occurs during the applicable Valuation Period 3, and (ii) if the Common Stock is traded on OTCQB or OTCQX, ninety percent (90%) multiplied by the lowest daily VWAP that occurs during the applicable Valuation Period 3, minus, with respect to (i) and (ii) any applicable Clearing Costs.

“Valuation Period 3” shall mean the six (6) consecutive Trading Days commencing on the Purchase Date. For avoidance of doubt, the Purchase Date shall be the first Trading Day in the Valuation Period.

(b) The following definitions are hereby amended in their entirety as of the Amendment Effective Date:

“Eligible Market” means The Nasdaq Global Market, The Nasdaq Global Select Market, the Nasdaq Capital Market, the New York Stock Exchange, the NYSE American (or any nationally recognized successor to any of the foregoing) or the OTC Market.

“Percentage Limit” shall mean, (i) with respect to a Purchase under the Purchase Notice 1, Percentage Limit 1, (ii) with respect to a Purchase pursuant to a Purchase Notice 2, the Percentage Limit 2, and (iii) with respect to a Purchase pursuant to a Purchase Notice 3, the Percentage Limit 3.

“Purchase Notice” means a Purchase Notice 1, Purchase Notice 2, or Purchase Notice 3, as applicable.

“Purchase Price” means Purchase Price 1, Purchase Price 2 or Purchase Price 3, as applicable.

“Trading Market” means Nasdaq Capital or the OTC Market.

2. Amendment to Section 3.1

Section 3.1 of the Agreement is hereby amended as of the Amendment Effective Date to add the following as the last sentence of that section: “For the avoidance of doubt, for so long as the Common Stock is listed or quoted solely on the OTC Market, the Company may only direct the Investor to make a Purchase pursuant to a Purchase Notice 3.”

3. Amendment Consideration.

In consideration for this Amendment, the Company will issue the Investor the following additional shares of Common Stock Amendment Shares:

(a)

The Company will issue to the Investor within five (5) Trading Days following the Amendment Effective Date fully paid, non-assessable shares of Common Stock equal to the quotient obtained by dividing (i) $250,000 and (ii) the lowest traded Sale Price of the Common Stock of the 10 (ten) Trading Days prior to the Amendment Effective Date, minus 50,200.

(b)

In addition, in the event the Company does not issue Purchase Notices to the Investor providing for the purchase of at least $1,000,000 of Purchase Shares in the aggregate within 180 days following the Amendment Effective Date, the Company will issue the Investor an additional number of fully paid, non-assessable shares of Common Stock equal to the quotient obtained by dividing (i) $100,000 and (ii) the lowest Closing Sale Price of the Common Stock of the 10 (ten) Trading Days prior to the 180th day following the Amendment Effective Date.

(c)

In the event that the Company files any type of registration statement on Form S-1 or Form S-3 (or their successors) with the SEC after the Amendment Effective Date, it shall include and register on such registration statement all of the Amendment Shares in a manner to afford the Investor the ability to hold freely trading shares.

4. Representations and Warranties.

The Company hereby:

(a) reaffirms all representations and warranties made to Investor under the Agreement and confirms that all are true and correct in all respects as of the date hereof as if made on and as of the date hereof, except for representations and warranties which relate exclusively to an earlier date, which shall be true and correct in all respects as of such earlier date; and

(b) represents and warrants that it has the authority and legal right to execute, deliver and carry out the terms of this Amendment, that such actions were duly authorized by all necessary entity action and that the officers executing this Amendment on its behalf were similarly authorized and empowered and that this Amendment does not contravene any provisions of its articles of incorporation, bylaws, certificate of formation, limited liability company agreement or other formation documents, or of any contract or agreement to which it is a party or by which any of its properties are bound.

5. Miscellaneous.

(a) Except as modified by this Amendment, the Agreement continues in full force and effect in accordance with its terms.

(b) This Amendment shall be governed by and construed in accordance with the laws of the State of New York applied to contracts to be performed wholly within the State of New York.

(c) This Amendment may be executed in any number of counterparts and by facsimile or electronic transmission (which shall bind the parties hereto), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officer as of the Amendment Effective Date.

PEAK BIO, INC.

By:	/s/ Steve LaMond
Name: Steve LaMond
Title: Interim Chief Executive Officer

By:	/s/ Tim Cunningham
Name: Tim Cunningham
Title: Chief Financial Officer

WHITE LION CAPITAL, LLC

By:	/s/ Nathan Yee
Name: Nathan Yee
Title: Managing Member

EXHIBIT F

FORM OF PURCHASE NOTICE 3

TO: WHITE LION CAPITAL LLC

We refer to the equity purchase agreement, dated as of November 3, 2022, (as amended, the “Agreement”), entered into by and between Peak Bio, Inc., and White Lion Capital LLC. Capitalized terms defined in the Agreement shall, unless otherwise defined herein, have the same meaning when used herein.

We hereby:

1) Give you notice that we require you to purchase __________ Purchase Notice Shares pursuant to the Agreement.

2) Certify that, as of the date hereof, the conditions set forth in Section 7.2 and Section 7.3 of the Agreement are satisfied.

Peak Bio, Inc.

By:
Name:
Title: